

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2017

Via E-mail
James Brock
Chief Executive Officer
CONSOL Mining Corporation
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317-6506

> **Re: CONSOL Mining Corporation**
> **Registration Statement on Form 10**
> **Filed July 11, 2017**
> **File No. 001-38147**

Dear Mr. Brock:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jennifer R. Minter, Esq.
Buchanan, Ingersoll & Rooney PC